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                                                                   Exhibit 23.2

Shareholders and Board of Directors
BKF Capital Group, Inc.

We are aware of the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-50132 and 333-75014) of BKF Capital Group, Inc.'s (the "Company") 1998 Incentive Compensation Plan relating to the unaudited consolidated financial statements of the Company which are included in its Form 10-K for the year ended December 31, 2002 and our review report dated February 21, 2003 relating to the pro forma adjustments applied to the consolidated statements of operations and cash flows for the year ended December 31, 2000 of the Company which are included in the Company's Annual Report on Form 10-K.




                                                /s/ Ernst & Young LLP
New York, New York
March 31, 2003